Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ American Stock Exchange Ticker Symbol: AZK U.S. Registration: Form 20-F (File #0-22672) Email: info@aurizon.com Web Site: www.aurizon.com

THIRD QUARTER REPORT
September 30, 2007

Aurizon Reports Third Quarter 2007 Results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Aurizon reports financial results for the third quarter of 2007, which have been prepared on the basis of available information up to November 8, 2007.  As of this date, Aurizon had 146,652,048 common shares issued and outstanding and 152,670,548 shares, on a fully diluted basis.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.

The third quarter was highlighted by the following activities:

•

Cash flow from operations of $17.9 million, compared to $6.7 million in the previous quarter.

•

Net earnings of $3.8 million, or $0.03 per share, which was net of a non-cash derivative instrument loss of $3.8 million.

•

Adjusted net earnings of $6.7 million, or $0.05 per share.

•

Gold production for the third quarter totalled 48,305 ounces, a 15% increase from the second quarter, 2007.

•

Total cash costs of US$282 per ounce in the third quarter, a decrease of 5% from the second quarter, 2007.

•

At Joanna, an updated mineral resources estimate of 630,000 ounces of gold in the indicated mineral resource category and 1.42 million ounces in the inferred mineral category.  This represents a gain of 53% and 12%, respectively.

•

At Kipawa, uranium, rare earth element oxides and gold clustered anomalies associated with airborne radiometric anomalies were discovered.

•

Agreement signed with Lake Shore Gold Corp. to accelerate exploration outside the mining lease at Casa Berardi.

•

Letter of intent signed with Vantex Resources Ltd. to acquire a 75% interest in two claims located along strike of the gold bearing horizons at Joanna.

At September 30, 2007, Aurizon had cash and cash equivalent balances of $46.1 million, of which $39.5 million is in restricted accounts that may only be used to fund the Casa Berardi project and service the project debt facility.  Long-term debt at September 30, 2007, was $45.2 million.

FINANCIAL RESULTS

THIRD QUARTER 2007

The third quarter was the first quarter of full commercial operations from Casa Berardi.  Net earnings for the third quarter of 2007 were $3.8 million, or $0.03 per share, compared to earnings of $4.8 million, or $0.03 per share, in the same period of 2006.  Included in both quarter’s earnings are non-cash gains and losses arising from commodity and currency derivative instruments.  Included in the third quarter 2007 earnings are non-cash derivative losses totaling $3.8 million, compared to non-cash gains of $5.9 million in the same period of 2006.

Adjusted net earnings for the quarter were $6.7 million, or $0.05 per share, compared to an adjusted net loss in the third quarter of 2006 of $1.04 million or ($0.01) per share.

Revenue from Casa Berardi operations totaled $36.1 million in the third quarter of 2007, compared to revenues of $18.6 million from two months of commercial operations in the second quarter of 2007.  Gold sales in the third quarter of 2007 totaled 50,000 ounces at an average price of US$679 per ounce and a Cdn/US exchange rate of 1.06.  There were no commercial operations in the same period of 2006.

Interest and royalty income for the third quarter 2007 totaled $553,000, compared to $314,000 for the same period of 2006.

In the third quarter of 2007, operating costs totaled $14.9 million, while depletion, depreciation, and accretion costs (DD&A) totaled $8.4 million.  On a unit cost basis, total cash costs per ounce of gold sold were US$282 and DD&A amortization was US$162, for a total production cost of US$444 per ounce.

A significant rise in gold prices from the second quarter of 2007, partially mitigated by the expiry of gold options and a strengthening Canadian dollar, have resulted in a non-cash $3.8 million increase in the unrealized derivative liabilities from $0.7 million at the end of June 2007 to $4.5 million at September 30, 2007, which has been reflected in the statement of earnings and balance sheet.  In the same quarter of 2006, a $5.9 million gain was reflected in earnings.  The non-hedged derivative instruments comprise gold and foreign currency price protection contracts that were required as a condition for

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2007
2

closing a $75 million loan facility to finance the completion and start-up of the Casa Berardi Mine.  The Company does not have any fixed price gold contracts and there are no margin requirements with respect to these derivative positions.

 Higher stock based compensation costs relating to the fair value of stock option grants, together with increased activity associated with the start-up of Casa Berardi and exploration programs at Joanna and Kipawa, resulted in administrative and general costs in the third quarter of 2007 increasing to $1.8 million from $0.7 million in the same period of 2006.

Exploration expenditures of $1.3 million, incurred at the Joanna and Kipawa properties, were charged to operations during the third quarter of 2007.  No exploration expenditures were charged to operations in the same period of 2006.

Interest costs associated with the project debt facility, totaling $1.3 million, were charged to operations in the third quarter of 2007.  In the same period of 2006, interest costs of $0.8 million were capitalized as Casa Berardi was not in commercial production.

A future income tax expense of $1.2 million was charged to operations in the third quarter of 2007, representing 23% of pre-tax earnings.  This rate approximates the Canadian federal statutory rate adjusted by non-deductible charges, primarily related to stock based compensation costs.  Provincial tax rates have not been applied as Aurizon has unrecognized provincial future income tax assets against which the income is applied.

The first full quarter of commercial operations at Casa Berardi resulted in cash flow of $17.9 million in the third quarter of 2007, compared to a cash outflow of $2.3 million for the same period of 2006, during which time Casa Berardi was in development.

Capital expenditures totalled $5.7 million in the third quarter, of which $5.6 million was on sustaining capital at Casa Berardi.  During the same period of 2006, $23.1 million was invested at Casa Berardi for development.

Restricted cash balances increased by $11.4 million as a result of cash inflows from Casa Berardi operations, net of sustaining capital and debt financing costs during the third quarter of 2007.  In the same period of 2006, draws from restricted cash balances totalled $3.2 million.

Financing activities during the third quarter of 2007 resulted in a net cash outflow of $4.3 million.  The first scheduled principal repayment of the project debt facility totaling $4.4 million, representing 6% of the $73.5 million facility, was made at the end of September, 2007. The exercise of employee stock options provided $83,000.  In the same period of 2006, financing activities provided $17.0 million, primarily from drawdowns of the project loan facility.

Cash balances declined by $3.6 million during the quarter to $6.7 million at September 30, 2007, as administrative and all exploration costs are funded by unrestricted cash.  Cash flow from Casa Berardi operations, sustaining capital costs, debt interest charges and debt repayments flow through the restricted cash accounts, which were increased by $11.4 million during the quarter to $39.5 million.

NINE MONTHS ENDED SEPTEMBER 30, 2007

Net earnings for the nine months ended September 30, 2007, were $11.4 million or $0.08 per share compared to a net loss of $12.9 million or ($0.09) cents per share in the same period of 2006.  Year to date earnings include five months of commercial operations at Casa Berardi from May 1, 2007.

Earnings for the first nine months include $1.6 million of non-cash gains associated with a $4.3 million mark-to-market adjustment of non-hedge derivative instruments, reduced by a non-cash $2.5 million charge for stock based compensation and a net future income tax expense of $0.2 million.

Year to date adjusted net earnings were $5.9 million or $0.04 per share, compared to an adjusted net loss of $7.2 million, or ($0.05) per share, for the same period in 2006.

Operating activities in the first nine months of 2007 resulted in cash flow of $20.2 million, compared to cash outflows of $3.0 million for the same period of 2006.

As Casa Berardi was not in commercial production until May 1, 2007, gold sales totaling $31.1 million, from the sale of 40,600 ounces of gold at an average price of US$659 per ounce, and associated operating costs have been credited against mineral property costs.  In the first nine months of 2007, four month’s operating costs together with nine month’s of capital expenditures, totaling $31.1 million, were incurred at Casa Berardi.  Restricted cash funding increased by $20.1 million during the first nine months of 2007 as a result of cash flows from Casa Berardi, net of sustaining capital and debt financing costs.

Financing activities during the first nine months of 2007 resulted in a net cash outflow of $5.4 million due to: a $4.4 million principal repayment of the debt facility; the capitalization of four months of interest costs, associated with the project loan facility during the preproduction period; and reduced by the exercise of incentive stock options.

CASH RESOURCES AND LIQUIDITY

At September 30, 2007, Aurizon had cash balances of $46.1 million, of which $39.5 million is in restricted accounts that may be used to fund the Casa Berardi project and service the project debt, compared to cash balances of $28.8 million ($19.3 million restricted) at the beginning of the year.  The restricted cash balances will be released upon achievement of certain operating benchmarks anticipated in 2008.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2007
3

Working capital totaled $24.2 million at September 30, 2007, compared to working capital of $29.8 million at the beginning of the year.  Long term debt at September 30, 2007 totaled $45.2 million, compared to $68.8 million at the beginning of the year.  Two principal payments of $12.9 million due in March and September 2008, for a total of $25.8 million, has resulted in a reduction of long term debt and an increase in current liabilities.

Shareholders’ equity at September 30, 2007, was $133.4 million, an increase of $8.7 million from the balance at December 31, 2006, primarily as a result of net earnings generated during the period, less a reduction of share capital related to a flow through share financing and the adoption of a new accounting standard that resulted in a charge to deficit relating to unamortized deferred financing costs.

The Company’s financial position at September 30, 2007, and the operating cash flows that are expected from Casa Berardi over the next twelve months should allow it to meet its financial obligations as they become due and also fund its planned exploration and capital programs.

At the date of this MD&A, the Company did not have any undisclosed material contractual obligations or off-balance sheet arrangements and has no related party transactions to report.

CALCULATION OF ADJUSTED NET EARNINGS

Adjusted net earnings are calculated by removing the gains and losses, net of income tax, resulting from the mark-to-market revaluation of the Company’s gold and foreign currency price protection contracts, as detailed on the table below.  Adjusted net earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP.  The Company discloses this measure, which is based on its financial statements, because it will assist in the understanding of the Company’s operating results and financial position.

	Three months ended		Nine months ended
	Sept.30, 2007	Sept. 30, 2006	Sept.30, 2007	Sept. 30, 2006
(in thousands of Canadian dollars except per share amounts)
Net earnings as reported	3,787	4,817	11,431	(12,866)
Unrealized loss (gain) on derivative instruments (net of income taxes)	2,949	(5,861)	(5,488)	5,687
Adjusted Net Earnings	6,736	(1,044)	5,943	(7,179)
Adjusted Net Earnings per share	$0.05	($0.01)	$0.04	($0.05)

CASA BERARDI

Casa Berardi produced 48,305 ounces of gold in the third quarter of 2007, compared to 42,143 ounces and 32,284 ounces in the second and first quarters of 2007, respectively, for total gold production of 122,462 ounces in the first nine months of 2007.  The 15% increase in gold production is primarily related to higher volumes of ore throughput.

Ore throughput in the mill during the third quarter increased to 152,025 tonnes from 134,569 tonnes in the second quarter of 2007.  The average ore grade increased to 10.6 grams/tonne from 10.3 grams/tonne achieved in the first half of 2007.  Mill recoveries of 92.8% were achieved in the quarter, slightly lower than the 93.8% achieved in the first half of 2007.

The average daily mine production increased to 1,652 tonnes per day from 1,604 tonnes per day in the second quarter.

On a unit cost basis, total cash costs per ounce of gold sold were US$282, down from US$298 in the second quarter.

The average processed grades in 2007 are about 35% higher than the average grade of the West Mine reserves.  The production grades are expected to trend back to the reserve grade in 2008, resulting in higher cash costs per ounce.

Unit mining costs in the third quarter of 2007, were $94/tonne, 11% lower than the second quarter costs of $106/tonne, due primarily to higher ore throughput.

Since commissioning the mill in November 2006, Casa Berardi has produced 140,193 ounces of gold.

Widely-spaced drilling was completed along the South fault to test the continuity and discovery potential of Zone 123.  All holes have confirmed the discovery of a new, steeply dipping gold system, which remains open along the eastern edge and to depth.  This information is now being incorporated into a new mineral resource estimate by Scott Wilson RPA.

A revised mining plan for the Lower Inter Zone will be completed by Golder and Associates during the fourth quarter, 2007.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2007
4

NON-GAAP MEASURE – TOTAL CASH COST PER GOLD OUNCE CALCULATION

Aurizon has included a non-GAAP performance measure, total cash cost per gold ounce, in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company follows the recommendations of the Gold Institute standard.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	Third Quarter 2007	Nine months ended September 30, 2007
Operating costs	$14,858,749	$23,303,187
By-product silver sales	(121,230)	(205,341)
Total cash costs – Canadian Dollars	$14,737,519	$23,097,846
Divided by average Bank of Canada Cdn$/US$ exchange rate	1.045	1.06
Divided by ounces of gold sold	50,000	76,000
Total cash costs per ounce of gold – US$	US$282	US$287
¹Year to date data from date of commercial production on May 1, 2007.

OTHER PROPERTIES

Joanna Gold Property, Quebec

In the third quarter of 2007, an updated mineral resource estimate at Joanna was prepared by Geostat Systems International Inc. (“Geostat”) on the western block of the property.  The new update has established mineral resources of 11.3 million tonnes averaging 1.7 grams of gold per tonne, for 630,000 ounces in the indicated mineral category and 28.6 million tonnes averaging 1.6 grams of gold per tonne, for 1.42 million ounces in the inferred category.  This represents a gain of 53% in the indicated mineral category and 12% in the inferred mineral category.

Three drill rigs have been active on the Joanna property.  In addition, a geophysical survey, soil geochemistry and prospecting has been completed on the recently optioned adjacent properties.

Kipawa Gold –Uranium Property, Quebec

At Kipawa, as a follow up to the 2006 till sampling program that returned grades of up to 100 grams of gold per tonne, an extensive field prospecting program was conducted during the summer of 2007.  Uranium, rare earth element oxides and gold clustered anomalies, associated with airborne radiometric anomalies, were discovered.

Permitting for drill access has been submitted to the First Nations communities and government authorities for final approval.

OUTLOOK

Casa Berardi Mine

Labour force issues that are currently facing the mining industry in general, will continue to impact the scaling up of mine production.  Daily production is expected to be maintained at 1,650 tonnes per day for the balance of 2007 and increase to 1,800 tonnes per day in 2008, supported by the flexibility provided from having access to the Northwest and Lower Inter Zones.  In the fourth quarter, ore grades are expected to be lower than the high grades achieved to date in 2007.  As a result, the Company expects Casa Berardi to produce approximately 165,000 ounces of gold for the year, compared to the previously announced forecast of 170,000 – 180,000 ounces.

The recent significant strengthening of the Canadian dollar relative to the U.S. dollar will have a negative impact on Aurizon’s future earnings as the U.S. dollar gold sales are converted into Canadian dollars.  To date, rising gold prices have mitigated the impact of the strong Canadian dollar.  Using a CDN/US dollar exchange rate of 0.95 for the fourth quarter, total cash costs of US$330 per ounce are forecast for the second half of 2007 compared to the previous guidance of US$300-US$320 per ounce.

Capital and exploration expenditures in the fourth quarter of 2007 are expected to be approximately $6.1 million, of which $3.6 million will be spent at Casa Berardi on sustaining capital and $0.9 million on exploration, with $1.6 million to be incurred on further exploration at the Joanna and Kipawa properties.

It is anticipated that development costs will increase in 2008 in order to support the increased mine production.  The current production grades experienced in 2007 are expected to gradually trend back to the current ore reserve grades, which will result in higher cash costs per ounce in 2008.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2007
5

Joanna Gold Property

Three rigs are currently active on the property with the following objectives:

▪

Drilling targets situated to the west of the western resource block and between the western and eastern resource blocks to extend the mineralization and increase resources.

▪

Infill drilling in the area of the existing resource blocks to upgrade the quality of the resources.

▪

Deep drilling to depths of 700 metres below the eastern resource block to test the depth potential.

Environmental studies, geotechnical and metallurgical testwork are in progress.  A contract has been awarded to Breton, Banville & Associates “BBA” to complete a preliminary economic assessment study early in the first quarter of 2008.

Kipawa Property

In addition to the gold potential at Kipawa, the recent discovery of rare earth elements and uranium has opened additional value creation opportunities for Aurizon, as these elements potentially provide solutions to future global energy and environmental challenges.

Surface drilling and trenching should be initiated upon receipt of final approvals by government agencies and First Nations.

Information of a scientific or technical nature was prepared under the supervision of Michel Gilbert, P.Eng., Vice-President of Aurizon and a qualified person under National Instrument 43-101

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

Key Production Statistics	3rd Quarter 2007	9 months ended September 2007
Gold production – ounces
Pre-commercial production	-	46,982
Commercial production[1]	48,305	75,480
Gold production – Total	48,305	122,462
Gold sold – ounces
Pre-commercial production	-	40,600
Commercial production[1]	50,000	76,000
Gold sold – Total	50,000	116,000
Per ounce data [2]– US$
Average realized gold price	$679	$673
Total cash costs[3]	$282	$287
Amortization[4]	$162	$160
Total production costs[5]	$444	$447
Operating results
Tonnes milled	152,025	391,257
Grade – grams/tonne	10.6	10.4
Mill recoveries - %	92.8%	93.4%

Table Footnotes:

Commercial production achieved May 1, 2007.

Year to date data from date of commercial production on May 1, 2007.

Cost figures calculated in accordance with Gold Institute Standard from the date of achieving commercial production.

Depreciation, amortization and reclamation expenses.

Total cash costs plus depreciation, amortization and reclamation expenses.

.

Summary of Quarterly Results:
	3rd Quarter 2007	2nd Quarter 2007	1st Quarter 2007	4th Quarter 2006	3rd Quarter 2006	2nd Quarter 2006	1st Quarter 2006	4th Quarter 2005
Revenue	$36,644,522	$19,106,834	$463,879	$318,777	$314,315	$368,236	$237,521	$170,908
Net Earnings (Loss)	$3,786,552	$6,984,783	$659,545	($2,170,094)	$4,817,690	($11,922,365)	($5,761,587)	($1,355,617)
Earnings (Loss) per share – basic and diluted	$0.03	$0.05	$0.00	($0.01)	$0.03	($0.08)	($0.04)	($0.01)

Common Shares (TSX – ARZ/AMEX – AZK)
	September 30,	December 31,
	2007	2006
Issued	146,540,048	146,313,048
Fully-diluted	152,670,548	149,677,048
Weighted average	146,515,381	144,399,006

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2007

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

Reserves and Resources

The most critical accounting estimates, upon which the Company’s financial statements depend, are those requiring estimates of proven and probable mineral reserves and mineral resources, recoverable ounces therefrom, and assumptions of operating costs and future gold prices.  Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings.  In addition, management must estimate costs associated with mine reclamation and closure costs.

The Company records mineral property acquisition costs and mine development costs at cost.  In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production.  A significant portion of the Company’s property, plant and equipment and mine development costs are depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data.  The data for a given orebody may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of orebodies under various economic conditions.  A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

Recoverable Values

If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of gold or otherwise, resulting in a reduction in the reserves expected to be recovered, the Company could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect the Company’s earnings and net assets.

Asset Retirement Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.  These estimated costs are recorded as a liability at their fair values in the periods in which they occur and, at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Company’s earnings and net assets.

Stock Based Compensation

The Company uses the Black-Scholes option pricing model to determine the fair value of awards for stock options granted to employees, officers and directors, which requires estimates of the expected lives of the options.

Risks and Uncertainties

The following is a brief discussion of those distinctive or special characteristics of Aurizon’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon’s financial performance.

Mining Risks and Insurance

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial performance and results of operations.  The Company carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2007

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists of jewelry and investment demand.

Uncertainty of Mineral Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources.  Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company’s reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources.  Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Labour Markets

Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines.  The Company endeavours to maintain attractive remuneration and compensation packages in order to attract and retain the required skilled, experienced personnel.

Contractors, under the supervision of Aurizon’s staff, are engaged to carry out the construction, underground mine development and diamond drill activities.  Significant and increasing competition for skilled miners exists and the loss of a mining contractor would be challenging for the Company.  However, as the Company engages several contractors for different mining disciplines, the Company believes that it is not dependent upon any one mining contractor, the loss of which would have a material adverse effect on the business of the Company.

Management’s Report on Internal Control over Financing Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There have been no changes in the Company’s internal control over financial reporting during the quarter ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2007

Aurizon Mines Ltd.
Consolidated Balance Sheets

(unaudited)

	September 30	December 31
(in Canadian Dollars)	2007	2006
ASSETS	$	$
CURRENT
Cash and cash equivalents	6,668,983	9,465,215
Restricted cash (Note 5(b))	39,451,851	19,357,224
Accounts receivable	2,663,573	1,822,447
Refundable mining duties	2,157,059	4,588,037
Refundable tax credits	779,954	804,252
Inventories	8,301,289	5,841,020
Prepaids	342,904	1,145,552
	60,365,613	43,023,747
REFUNDABLE MINING DUTIES	4,614,077	3,298,407
DEFERRED FINANCE COSTS (Note 2(a))	-	2,290,987
RECLAMATION DEPOSITS	138,348	138,348
PROPERTY, PLANT & EQUIPMENT	39,308,463	39,909,934
MINERAL PROPERTIES (Note 3)	129,873,540	137,567,440
TOTAL ASSETS	234,300,041	226,228,863
LIABILITIES
CURRENT Accounts payable and accrued liabilities	10,323,861	8,742,565
Current portion of long-term debt (Note 5)	25,794,490	4,435,524
	36,118,351	13,178,089
DERIVATIVE INSTRUMENT LIABILITIES (Note 6)	4,471,427	8,745,233
LONG-TERM DEBT (Note 5 )	45,217,218	68,840,439
ASSET RETIREMENT OBLIGATIONS	2,369,134	2,246,931
FUTURE INCOME TAX LIABILITIES	12,727,606	8,566,572
TOTAL LIABILITIES	100,903,736	101,577,264
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 4) Common shares issued –146,540,048 (2006 – 146,313,048)	190,444,126	193,330,698
CONTRIBUTED SURPLUS	780,398	742,943
STOCK BASED COMPENSATION	5,275,970	2,822,050
DEFICIT	(63,104,189)	(72,244,092)
TOTAL SHAREHOLDERS’ EQUITY	133,396,305	124,651,599
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	234,300,041	226,228,863

    The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Robert Normand,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director, Member of the Audit Committee

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2007

Aurizon Mines Ltd.
Consolidated Statements of Earnings (Loss)

(unaudited)

(in Canadian Dollars)	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
	$	$	$	$
REVENUE
Mining operations	36,091,967	-	54,665,296	-
Interest and royalty income	552,555	314,315	1,549,939	920,072
	36,644,522	314,315	56,215,235	920,072
EXPENSES
Operating costs	14,858,749	-	23,303,187	-
Depletion, depreciation and accretion	8,427,074	-	12,855,490	-
Administrative and general costs	1,778,212	666,534	6,311,022	4,203,060
Exploration costs	1,327,921	429,200	3,557,186	463,442
Loss (gain) on sale of property, plant and equipment	8,624	572	35,273	(2.313)
Interest expense	1,284,135	-	2,106,876	-
Unrealized derivative losses (gains) (Note 6)	3,786,460	(5,861,271)	(4,273,806)	5,686,629
Corporate takeover bid costs (Note 8)	-	94,646	-	5,247,426
Foreign exchange loss	18,636	(1,275)	102,225	46,126
Capital taxes	212,359	168,219	637,073	491,558
	31,702,170	(4,503,375)	44,634,526	16,135,928
Earnings (loss) before income taxes	4,942,352	4,817,690	11,580,709	(15,215,856)
Future income tax (expense) recovery (Note 4(c))	(1,155,800)	-	(149,828)	2,349,594
Net earnings (loss)	3,786,552	4,817,690	11,430,881	(12,866,262)

Earnings (Loss) per share - Basic & diluted	$0.03	$0.03	$0.08	($0.09)
Weighted average shares outstanding	146,515,381	145,173,715	146,437,604	143,897,215
Shares outstanding at end of period	146,540,048	145,222,048	146,540,048	145,222,048

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2007

Aurizon Mines Ltd.
Consolidated Statements of Deficit

(unaudited)

(in Canadian dollars)	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
	$	$	$	$
Deficit – Beginning of period as previously reported	(66,890,741)	(74,891,688)	(72,244,092)	(57,207,736)
Adoption of new accounting standards (Note 2 (a))	-	-	(2,290,987)	-
Deficit – as restated	(66,890,741)	(74,891,688)	(74,535,079)	(57,207,736)
Net earnings (loss) for the period	3,786,552	4,817,690	11,430,881	(12,866,262)
Deficit – end of period	(63,104,189)	(70,073,998)	(63,104,189)	(70,073,998)

Consolidated Statements of Comprehensive Income

(unaudited)

(in Canadian dollars)	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
	$	$	$	$
Net earnings (loss) for the period before comprehensive income	3,786,552	4,817,690	11,430,881	(12,866,262)
Other comprehensive income	-	-	-	-
Comprehensive income (loss) for the period	3,786,552	4,817,690	11,430,881	(12,866,262)

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2007

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow

(unaudited)

(in Canadian Dollars)	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss) for the period from continuing operations	3,786,553	4,817,690	11,430,881	(12,866,262)
Adjustments for non-cash items:
Depletion, depreciation and accretion	8,427,074	24,728	12,855,490	71,552
Refundable tax credits	(329,641)	1,315,475	(1,315,670)	1,315,475
Loss (gain) on sale of property, plant & equipment	8,624	572	35,273	(2,313)
Stock based compensation	510,075	-	2,533,121	1,725,920
Unrealized derivative losses (gains)	3,786,460	(5,861,271)	(4,273,806)	5,686,629
Future income tax recovery	1,155,800	-	149,828	(2,349,594)
	17,344,945	297,194	21,415,117	(6,418,593)
Decrease (increase) in non-cash working capital items	522,189	(2,565,868)	(1,220,345)	3,393,283
	17,867,134	(2,268,674)	20,194,772	(3,025,310)
INVESTING ACTIVITIES
Property, plant & equipment	(2,788,251)	(6,278,589)	(4,867,030)	(11,815,397)
Mineral properties	(2,916,051)	(16,841,288)	(26,238,466)	(47,713,503)
Restricted cash funding	(11,445,370)	3,179,919	(20,094,627)	(13,463,141)
Gold sales	-	-	31,161,709	-
Refundable mining duties	-	-	2,462,930	-
	(17,149,672)	(19,939,958)	(17,575,484)	(72,992,041)
FINANCING ACTIVITIES
Issuance of shares	83,340	193,800	435,215	14,544,376
Long-term debt	(4,427,052)	17,625,830	(4,237,416)	50,245,877
Deferred interest and financing costs	-	- (779,462)	(1,613,319)	(3,684,400)
	(4,343,712)	17,040,168	(5,415,520)	61,105,853
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,626,250)	(5,168,464)	(2,796,232)	(14,911,948)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	10,295,233	15,267,179	9,465,215	25,010,213
CASH AND CASH EQUIVALENTS – END OF PERIOD	6,668,983	10,098,715	6,668,983	10,098,715

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2007

Notes to Consolidated Financial Statements (unaudited)
(all figures in Canadian dollars)

1.

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2006, except as outlined in Note 2.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

2.

Adoption of new accounting standards and recent pronouncements

Effective January 1, 2007, the Company has adopted the guidelines provided by the Canadian Institute of Chartered Accountants relating to the accounting treatment of financial instruments.

a)

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used.  It also specifies how financial instrument gains and losses are to be presented.  Section 3855 requires that all financial assets, except those qualified as held to maturity, and derivative financial instruments, must be measured at fair value.  Financial liabilities qualified as held for trading must also be measured at fair value, while all other financial liabilities may be measured at cost.

Effective January 1, 2007, our cash and cash equivalents, receivables and other financial assets that are non-speculative in nature have been classified as held-for-trading, and related recognized gains and losses are recorded directly in net income.  As a result of the adoption of Section 3855, unamortized deferred financing costs relating to long-term debt totalling $2,290,987 have been charged to deficit.

All derivatives recorded on the balance sheet are reflected at fair value.  Mark-to-market adjustments on these instruments are reflected in net income, unless the instruments are designated as part of a cash flow hedge relationship.

All other financial instruments, including long-term debt, are recorded at cost or amortized cost, subject to impairment reviews.

b)

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.  The Company does not apply hedge accounting and accordingly is not impacted by this standard.

c)

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income.  Comprehensive income is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments.  The Company holds no marketable securities, does not have any self sustaining foreign subsidiaries and does not apply hedge accounting.  Accordingly, the consolidated statement of comprehensive income and the balance sheet do not contain any other comprehensive income items.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2007

3.

Mineral Properties

a)   Casa Berardi

In September 2007, the Company entered into a joint venture option agreement (the “Option Agreement”) with Lake Shore Gold Corp. (“Lake Shore”) whereby Lake Shore can earn a 50% interest in certain claims surrounding the Casa Berardi Mine (the “Casa Berardi Exploration Property”).  Under the terms of the Option Agreement, Lake Shore can earn an undivided 50% interest in the Casa Berardi Exploration Property by incurring exploration expenditures of $5 million over a five-year period, including a firm commitment of $600,000 in the first year. Lake Shore will be the operator of the Casa Berardi Exploration Property during the earn-in period.  If an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore will each have a 50% interest.  Aurizon shall then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study, at which time Aurizon will become the operator.  Any ore produced from the Casa Berardi Exploration Property will be processed at Aurizon’s 100% owned Casa Berardi milling facility.

b)  Joanna – Heva property

In September 2007, Aurizon signed a letter of intent with Vantex Resources Limited (“Vantex”) to acquire a 75% interest in two mineral claims located within the existing boundary of the Joanna property, subject to an underlying 1.0% net smelter royalty interest.  Stellar Pacific Ventures Inc. owns the remaining 25% interest in the property, which is also subject to an underlying 1.0% net smelter royalty.  In order to earn the 75% interest in the Joanna-Heva Property, the Company must make cash payments of $600,000 over a twelve month period and Vantex will retain a 1.5% net smelter royalty.  Aurizon has an option to buy back 50% of the Vantex royalty at any time at a cost of $500,000.  Vantex will be entitled to advance royalties at certain milestones including feasibility and commercial production.

4.

Share Capital

a)

Authorized:

500,000,000 Common Shares without par value.

100,000,000 Preferred Shares without par value of which 8,050,000 are designated as Series “A” Convertible Preferred Shares (Issued – none) and 1,135,050 are designated as Series “B” Convertible Preferred Shares (Issued – none).

b)

Issued and fully paid:

Common Shares	Shares	Amount
		$
Balance – December 31, 2006	146,313,048	193,330,698
Exercise of stock options	30,000	61,425
Fair value of options exercised	-	25,886
Future income tax effect of flow through shares	-	(3,518,297)
Balance – March 31, 2007	146,343,048	189,899,712
Exercise of stock options	148,000	290,450
Fair value of options exercised	-	121,099
Mineral Property Payments	5,000	17,500
Balance – June 30, 2007	146,496,048	190,328,761
Exercise of stock options	44,000	83,340
Fair value of options exercised	-	32,026
Balance September 30, 2007	146,540,048	190,444,127

4.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2007

4.

Share Capital (continued)

c)

Flow Through Share Renunciation

In February 2007, the Company renounced the tax credits associated with the $15,125,000 flow through share financing completed in 2006.  In accordance with CICA EIC 146, a future income tax liability of $3,518,297 and a corresponding reduction of share capital were recorded in the first quarter of 2007, in order to recognize the tax benefits conferred to the subscribers of the flow through financing.  As the Company has future income tax assets that have not been recognized, and the taxable temporary differences relating to the flow through shares are expected to reverse during the loss carry forward period, the future income tax liability has been reduced, and a future income tax recovery of $3,518,297 has been recorded in the statements of earnings, which together with the future income tax charges of $3,668,125 in respect of pre-tax earnings results in a net $149,828 charge to earnings.

d)

Incentive Stock Options

In April 2007, incentive stock options were granted to officers, directors and employees to purchase up to 1,911,000 shares at an exercise price of $4.10 per share.  The fair value of the options granted was estimated as $1.84 per share option on the date of grant based on the Black-Scholes option-pricing model.  The total stock based compensation cost associated with this grant was $3,516,240, of which $1,776,060 was expensed immediately based on the options that vested upon the grant.  As certain options were granted to employees of Casa Berardi, $137,264 has been capitalized to mineral properties and $1,638,796 charged to operations.  The remaining cost of $1,740,180 shall be charged to earnings over the vesting period with a corresponding credit to Stock Based Compensation.

In May 2007, incentive stock options were granted to employees to purchase up to 1,000,000 shares at an exercise price of $3.86 per share.  The fair value of the options granted was estimated as $1.54 per share option on the date of grant based on the Black-Scholes option-pricing model.  The total stock based compensation cost associated with this grant was $1,537,000, of which $384,250 was expensed immediately based on the options that vested upon the grant.  The remaining cost of $1,152,750 shall be charged to earnings over the vesting period with a corresponding credit to Stock Based Compensation.

In August 2007, incentive stock options were granted to a director to purchase up to 100,000 shares at an exercise price of $3.25 per share.  The fair value of the options granted was estimated as $1.40 per share option on the date of grant based on the Black-Scholes option-pricing model.  Accordingly, the Company recorded a stock based compensation expense of $140,300 relating to these options.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2007:

	Q1	Q2	Q3	YTD
Expected volatility	-	45.67%	45.49%	45.67%
Risk-free interest rate	-	4.18%	4.27%	4.18%
Expected lives	-	4.5 Years	4.5 Years	4.5 Years
Dividend yield	-	Nil	Nil	Nil
Stock based compensation costs	-	$2,160,310	$510,075	$2,670,385
Allocated as follows:
Charged to operations	-	$2,023,046	$510,075	$2,533,121
Capitalized to mineral properties	-	$137,264	-	$137,264
Stock based compensation
Beginning of period	$2,822,050	$2,758,709	$4,797,920	2,822,050
Stock based compensation expense	-	$2,160,310	$510,075	2,670,385
Exercise of stock options	($63,341)	($121,099)	($32,025)	($216,465)
End of period	$2,758,709	$4,797,920	$5,275,970	$5,275,970

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2007

d)

Incentive Stock Options (continued)

ii)

The status of stock options granted to officers, directors and employees as at September 30, 2007 and the changes during the period ended is presented below:

	Three months ended September 30, 2007		Nine months ended September 30, 2007
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	6,074,500	$2.98	3,364,000	$2.02
Granted	100,000	$3.25	3,011,000	$3.99
Forfeited	-	-	(22,500)	$2.81
Exercised	(44,000)	$1.89	(222,000)	$1.96
Outstanding at end of period	6,130,500	$2.99	6,130,500	$2.99

e)

Accumulated Other Comprehensive Income

As at September 30, 2007, the Company’s accumulated other comprehensive income balance was nil.

5.

Long-term Debt

	September 30, 2007	December 31, 2006
	$	$
Casa Berardi loan facility	68,808,594	73,057,569
Capital lease obligations	229,953	218,394
Reimbursable government assistance	1,973,161	-
	71,011,708	73,275,963
Less current portions:
Casa Berardi loan facility	(25,725,000)	(4,383,454)
Capital lease obligations	(69,490)	(52,070)
	(25,794,490)	(4,435,524)
Long-term debt	45,217,218	68,840,439

a)

Project loan facility

On February 23, 2006, the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi.  All of the Casa Berardi project assets are pledged as security for the senior debt.  The loan facility has a 4.5 year term with the first principal repayment date on September 28, 2007 and the final principal repayment due on September 30, 2010.  A principal repayment was made on September 28, 2007 in the amount of $4,410,000, representing 6% of the principal owed.  The Company may make draws in the form of a bankers’ acceptance loan or a prime rate based loan.  The prime loan interest rate is prime plus 1.25%, and the bankers’ acceptance loan rate is the prevailing CDOR rate plus 2.25%.  Upon achieving commercial production and meeting certain operating performance benchmarks, the interest rate margins on the prime rate based loans and the bankers’ acceptance loans reduce to 0.875% and 1.875% respectively.  A standby fee of 0.75% will be charged on any undrawn portion of the facility.  The loan may be repaid at any time without penalty.  Any undrawn portion of the facility up to a limit of $7.5 million may be converted to a revolving credit facility.

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2007

a)  Project loan facility (continued)

The following principal repayments on the outstanding debt due within one year have been reflected as a current portion of the outstanding debt:

Date	Principal Repayment
March 31, 2008	$12,862,500
September 30, 2008	$12,862,500
Total	$25,725,000

b)

Restricted cash

As at September 30, 2007, in accordance with the terms of the $75 million project loan facility, $39,451,851 (December 31, 2006: $19,357,224) was held in restricted accounts to be used to fund Casa Berardi project costs.  These funds will be released upon achievement of certain operating performance benchmarks, anticipated in 2008.

c)

Capital Lease

The Company is obligated to pay $229,953 under capital leases for equipment for terms up to 48 months, of which $68,161 is due within one year.  The capital leases provide that the Company may purchase the leased equipment for a nominal amount at the end of the lease term.

The estimated future minimum lease payments under the leases are as follows:

2007	$16,872
2008	$70,846
2009	$76,537
2010	$65,698
Total	$229,953

d)

Reimbursable Government Assistance

During the development of the Casa Berardi project, the Company received financial assistance from the government of Quebec in the amount of $1,973,161.  The agreement requires the Company to reimburse the amounts received if the project is successfully brought to commercial production.  As commercial production for accounting purposes was achieved on May 1st, 2007, this obligation, which was reflected in Mineral Properties prior to May 1st, 2007, is now classified as long-term debt.   The repayment schedule is as follows:

Date	Payment Due
May 1, 2009	$591,948
May 1, 2010	$591,948
May 1, 2011	$789,265
Total	$1,973,161

AURIZON MINES LTD.
THIRD QUARTER REPORT

SEPTEMBER 30, 2007

6.

Commitments

Derivative Instruments

The Company’s derivative positions at September 30, 2007 were as follows:

	2007	2008	2009	2010	Total
Gold
Put options purchased:
US$500 strike price – ounces	16,009	77,306	84,842	65,814	243,971

Call options sold - ounces	16,009	77,306	84,842	65,814	243,971
Average price per ounce	US$829	US$848	US$882	US$908	US$874
Canadian – U.S. dollars
Forward sales contracts – Cdn$	-	$21,000,000	$16,800,000	$18,600,000	$56,400,000
Average exchange rate	-	1.13	1.12	1.11	1.12

As at September 30, 2007, the unrealized mark-to-market derivative losses (gains) of the gold and currency derivative positions totalled a liability of $10,697,171 and an asset of ($6,225,743) respectively, for a net loss of $4,471,427.  The change from the mark-to-market values at June 30, 2007 and December 31, 2006, have resulted in gains (losses) of ($3,786,460) and $4,273,806 charged to earnings in the three month and nine month periods ending September 30, 2007, respectively.  There are no margin requirements with respect to these derivative positions.

During the nine months ended September 30, 2007, 40,460 ounces of put/call options expired, and 3,000 call options were exercised at an average price of US$701 per ounce.

7.

Fair value of financial instruments

Fair value approximates the amounts reflected in the consolidated financial statements for cash and cash equivalents, restricted cash, accounts receivable, refundable tax and mining duties credits, reclamation deposits and accounts payable.

At September 30, 2007, the Company had commodity and currency contracts as described in note 6.  As the Company does not apply hedge accounting, derivative contracts are reflected on the balance sheet at fair value, with gains or losses from the use of derivative instruments, both realized and unrealized, charged to operations.

At December 31, 2006, and September 30, 2007, the carrying value of long-term debt approximates its fair value.

8.

Corporate Takeover Bid Costs

In 2006, Northgate Minerals Corporation (“Northgate”) announced its intention to offer to acquire all of the Company’s outstanding shares which was in breach of a confidentiality and standstill agreement.  The B.C. Court of Appeal upheld a decision by the B.C. Supreme Court enforcing the confidentiality and standstill agreement.   As a result of this unsolicited bid the Company incurred costs of $5,247,426 and has an outstanding claim against Northgate for damages.